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08025317

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C. FEB 1 2008 803

SEC FILE NUMBER
8-65759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEIDMAN PRIVATE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O BDO SEIDMAN, LLP 520 KIRKLAND WAY, STE 300

KIRKLAND (City) WA (State) 98083 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VICTORIA K. SERLES (425) 822-6557 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN, PLLC

(Name – *if individual, state last, first, middle name*)

601 UNION ST, STE 2300 (Address) SEATTLE (City) WA (State) 98101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 12 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Victoria K. Serles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seidman Private Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA L. NEWHOUSE
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES 4-10-09

Victoria K. Serles
Signature

President
Title

Linda Newhouse
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Not Applicable)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Not Applicable)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not Applicable)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Not Applicable)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Not Applicable)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

SEIDMAN PRIVATE SECURITIES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2007

C O N T E N T S

PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Member
Seidman Private Securities, LLC
Kirkland, Washington

We have audited the accompanying statement of financial condition of Seidman Private Securities, LLC ('the Company") as of December 31, 2007, and the related statements of operations, member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seidman Private Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan PLLC

January 22, 2008

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

SEIDMAN PRIVATE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS		
Cash	$	127,911
Deposits		2,173
	$	130,084
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to member		19,987
Subordinated loans		300,000
Total liabilities		319,987
Member's Equity (Deficit)		(189,903)
	$	130,084

See Notes to Financial Statements

SEIDMAN PRIVATE SECURITIES, LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2007

Revenue	
Fee income	$ 111
Expenses	
Professional fees	98,716
Salaries and related costs	39,684
Interest expense	21,000
Regulatory fees	8,912
Rent expense	4,800
Insurance	6,191
Communication	2,162
Outside services	3,229
Travel and entertainment	2,935
Office expense and other	2,360
Total expenses	189,989
	(189,878)
Other income	35,000
Net loss	**$ (154,878)**

See Notes to Financial Statements

SEIDMAN PRIVATE SECURITIES, LLC

STATEMENT OF MEMBER'S EQUITY
For the Year Ended December 31, 2007

Balance, December 31, 2006	$	(233,408)
Capital contributions		198,383
Net loss		(154,878)
Balance, December 31, 2007	$	(189,903)

See Notes to Financial Statements

SEIDMAN PRIVATE SECURITIES, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

Cash Flows from Operating Activities		
Net loss	$	(154,878)
Adjustments to reconcile net loss to cash flows from operating activities		
Change in operating assets and liabilities		
Deposits		(161)
Accounts payable		(4,867)
Net cash flows from operating activities		(159,906)
Cash Flows from Financing Activities		
Cash contributions received from Member		105,000
Contributions received from Member through advances forgiven		93,383
Change in due to/from Member		49
Net cash flows from financing activities		198,432
Increase in cash		**38,526**
Cash, beginning of year		89,385
Cash, end of year	$	127,911

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Seidman Private Securities, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority. The primary business of the Company is offering investment management to high net-worth clients.

As a limited liability company (or LLC), the Member's liability is generally limited to contributions made to the LLC.

Fee income of $111 was earned from one company. Other income consists of a one-time special payment of $35,000 that was received in relation to the consolidation of certain regulatory agencies, of which the Company is a member.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

Cash consists of cash in banks. The Company occasionally has deposits in excess of Federally-insured limits.

Income Taxes

The Company is owned by a single Member. Accordingly, it is disregarded for income tax purposes. Instead, its items of income, loss, deduction, and credit are passed through to its Member-owner in computing its tax liabilities.

Note 2. Related Party Transactions

The Company is 100% owned by one Member and shares office space and various office expenses with this Member. During 2007, expenses charged to the Company by the Member were $45,106.

During 2007, an amount due to the Member of $93,383 was forgiven by the Member and was reclassified as a capital contribution.

Note 3. Subordinated Loans

The subordinated loans are due to the Member. The loans are unsecured and bear interest at 7%. They are due on December 31, 2009, and are subordinated to all other claims of creditors. Interest expense incurred on these loans in 2007 was $21,000. The Member forgave $28,000 of accrued interest ($21,000 from 2007 and $7,000 from a prior year) in 2007, which was part of the capital contribution discussed in Note 2.

Note 4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $50,000. At December 31, 2007, the Company had computed net capital of $107,924 which was in excess of the required net capital level by $57,924. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was 0.19 to 1.

SUPPLEMENTARY INFORMATION

SEIDMAN PRIVATE SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2007

COMPUTATION OF NET CAPITAL

Member's equity (deficit)	$	(189,903)
Liabilities subordinated to claims of general creditors		300,000
Deductions		
Other assets		(2,173)
Net capital		107,924
Minimum net capital		50,000
Excess net capital	$	57,924

COMPUTATION OF AGGREGATE INDEBTEDNESS

Due to member	$	19,987
Total aggregate indebtedness	$	19,987

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Minimum net capital required (6 2/3% of total aggregate indebtedness or $50,000, whichever is greater)	$	50,000
Percentage of aggregate indebtedness to net capital		19%
Ratio of aggregate indebtedness to net capital		0.19 to 1

Seidman Private Securities, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(1).

SEIDMAN PRIVATE SECURITIES, LLC

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2007

Net capital per the broker's unaudited Focus Report, Part IIA, and net capital as audited (there were no reconciling items)	$	107,924

SEIDMAN PRIVATE SECURITIES, LLC

SCHEDULE III
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2007

There were no changes in liabilities subordinated to claims of general creditors for the year ended December 31, 2007.

Balance, December 31, 2006 and 2007	$ 300,000

PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Seidman Private Securities, LLC
Kirkland, Washington

In planning and performing our audit of the financial statements of Seidman Private Securities, LLC ("the Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, Seidman Private Securities, LLC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Peterson Sullivan PLLC

January 22, 2008

END